SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of February 2006
List of Exhibits:
     1. News release dated February 27, 2006 entitled, “CNH Capital Unveils Industry-Leading Equipment Protection Plans”

For Immediate Release
For more information, contact:
Kris Harper, CNH Capital
Kris.harper@cnh.com
(262) 636-7143
Thomas Witom, CNH Case New Holland
Thomas.witom@cnh.com
(847) 955-3939
[Corrected Version] CNH Capital Unveils Industry-Leading Equipment Protection Plans
Lake Forest, IL, February 27, 2006 – CNH Capital, the financial services business of agricultural and construction equipment maker CNH Global N.V., today unveiled its most comprehensive equipment purchased protection plans offered to date.
These industry-leading protection plans will be sold primarily through approximately 2,600 agricultural and construction equipment dealers, who represent the CNH family of brands in the United States and Canada. CNH Capital offers a wide array of equipment financing and insurance products that support the CNH family of leading agricultural and construction equipment brands—including Case IH, New Holland, Case, New Holland Construction and Kobelco.
“Equipment is a true investment for our customers,” said Gary Michaels, Senior Director of Insurance for CNH Capital. “With our new protection plans, customers now have a full range of options that make it easy for them to protect their investment.”
Specifically, the protection plans offer competitive rates, customized options, best-in-class service, and several industry-leading features:
•	Plans may be purchased at the time of sale, at any point during the base warranty period—even after the base warranty expires

•	Options range from base protection of the power train, up to the full machine

•	Plans are available for all new CNH-branded equipment, and most brands of used agricultural and construction equipment

•	All plans offer flexible terms and a wide range of payment options

•	Repairs are by CNH-authorized dealers using genuine OEM parts

•	All engines, regardless of manufacturer, are included in this program

•	New equipment plans can be transferred to a new owner, without additional fees, enhancing equipment resale values

•	All plans are backed by dedicated product support representatives

“These new equipment protection plans are a great example of the ‘one-source solution’ that our dealers provide,” said Steve Bierman, President of CNH Capital. “Customers can buy their equipment, their parts and services, and insure and protect their equipment assets, all at their local dealership. And they can finance the costs with one flexible financing source—CNH Capital.”
About CNH Capital
CNH Capital, the financial services business of CNH Global N.V., offers a comprehensive range of services, including wholesale and retail financing, leasing, insurance, asset management, and revolving lines of credit, for the global marketplace. Building on nearly 50 years’ experience in the equipment finance industry, CNH Capital services a portfolio of more than $13 billion, helping customers through various wholly owned subsidiaries and joint ventures throughout North America, Latin America, Europe and Australia.
More information about CNH Capital can be found at www.cnhcapital.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Steven Bierman
Steven Bierman
February 28, 2006		President, CNH Capital